January 11, 2007

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Michael S. Poster 212-940-6774 E-mail Address
Attention: Elaine Wolff	michael.poster@kattenlaw.com Direct Fax Number (212) 894-5774

Re:	Ardent Acquisition Corporation

File No. 0-51115

Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

Set forth below is the response on behalf of Ardent Acquisition Corporation (the “Company” or “Ardent”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, dated January 3, 2007, concerning Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A filed by Ardent on December 20, 2006. We have set forth herein each comment of the Staff contained in the comment letter followed by our response. For your convenience and to facilitate your review, a marked copy of the Schedule 14A, which has been revised in accordance with our responses below and otherwise updated, is being separately delivered.

Summary, page 9

1.	We note your response to prior comment 9 and your disclosure of Avantair’s “Cash EBITDA” for the year ending June 30, 2006. “Cash EBITDA” appears to be adjusted or calculated differently than “EBITDA” and, as such, “Cash EBITDA” is a Non-GAAP measure subject to the requirements of Item 10(e) of Regulation S-K. Please clarify for us how you have considered the requirements of Item 10(e) of Regulation S-K in this regard.

Response: We have revised the disclosure in the sections entitled “SUMMARY – The Acquisition Proposal – The Acquisition” on page 10 and “THE AVANTAIR STOCK PURCHASE AGREEMENT – Contingent Deferred Payments” on page 75 to reconcile Avantair’s GAAP Net Loss for the year ended June 30, 2006 with Avantair’s Cash EBITDA for the year ending June 30, 2006, in accordance with Item 10(e) of Regulation S-K and to explain the reason for the disclosure.

Selected Unaudited Pro Forma Condensed Combined Financial Statements, page 20

2.	We note your disclosure on page 115 which indicates that you will account for the issuance of stock by Avantair for the net monetary assets of Ardent as a reverse acquisition (equivalent to a recapitalization). Throughout the filing, please enhance your disclosure in those sections where you discuss your accounting for the transaction to clearly indicate the transaction will be accounted for as a reverse acquisition or explain to us why no revision is necessary. Please specifically address this comment by revising the second paragraph disclosure on page 20.

Response: We have enhanced the disclosure on in the section entitled “SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF ARDENT AND AVANTAIR” page 22 to clarify that the accounting for the transaction is “a reverse acquisition, equivalent to a recapitalization of Avantair for the net monetary assets of Ardent.”

Comparative Per Share Information, page 22

3.	We note your response to comment 13. You disclose the net loss per share of Avantair for the nine months ended September 30, 2006 and 2005. However, footnote 5 states that the disclosure actually pertains to the Operations of Avantair for its three months ended September 30, 2006 and 2005. Please revise the table to disclose the net income (loss) of Avantair for the nine months ended September 30, 2006 and 2005 or advise us as necessary.

Response: Ardent has a fiscal year with a December 31 year end. In contrast, Avantair’s fiscal year end is June 30, with the most recent year end being June 30, 2006. Accordingly, Avantair has an interim fiscal period for the three months ended September 30 but does not have an interim fiscal period for the nine months ended September 30. As a result, we believe it is inappropriate to include per share data for the nine months ended September 30, 2006 and 2005 for Avantair. In order to clarify the presentation of Avantair’s per share data and to reduce confusion, we have added to the disclosure in the section entitled “COMPARATIVE PER SHARE INFORMATION” on page 24 to add two rows to the include the three months ended September 30, 2006 and 2005 for Avantair and Ardent and to specify that the nine months ended September 30, 2006 and 2005 are not applicable to Avantair.

The Avantair Stock Purchase Agreement, page 71

4.	We note that in response to comment 7 you state that your shares will be issued pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933. Please revise to note the factual basis justifying such reliance on Section 4(2).

Response: We have revised the disclosure in the section entitled “THE AVANTAIR STOCK PURCHASE AGREEMENT — Purchase Price” on page 74 to explain the factual basis for Ardent’s reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933.

Legal Proceedings, page 99

5.	We note your response to comment 26. Please revise your disclosure in this section to provide a more detailed description of the tolling agreement. For instance, but without limitation, please note that tolling agreement was contingent on you entering into a definitive stock purchase agreement, you repaying $15,000,000 of the borrowings under your agreement with CNM, depositing $2,180,474 to an aircraft manufacturer for two aircraft and executing a security interest in all of your assets.

Response: We have revised the disclosure in the section entitled “INFORMATION ABOUT AVANTAIR – Legal Proceedings” on page 98 to provide a more detailed description of the tolling agreement.

Overview, page 101

6.	We reissue comment 30 in part. On page F-15, you state that Avantair has agreed to purchase 59 additional aircraft from Piaggio America and that the total commitment is $319 million. In this section, you state that Avantair has agreed to purchase 55 additional aircraft from Piaggio America and that the total commitment is $297 million. Please reconcile these disclosures.

Response: We have revised the disclosure in the section entitled “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF AVANTAIR – Overview” on page 100 and the disclosure in Note 5 to Avantair’s Unaudited Condensed Consolidated Financial Statements for the three months ended September 30, 2006 on page F-12 to reconcile the disclosure regarding Avantair’s aircraft purchase commitments. The differences in the disclosure relate to different reference dates used, and we have clarified the disclosure to provide the different reference dates.

Liquidity and Capital Resources, page 104

7.	We note your disclosure that given your borrowings, access to Ardent’s capital and recent equity financing that you anticipate being able to maintain current and planned operations through June 30, 2007. Please update your disclosure to give indication if you anticipate being able to maintain current and planned operations for the next 12 months.

Response: We have revised the disclosure in the section entitled “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF AVANTAIR – Liquidity And Capital Resources” on page 108 to indicate that Avantair anticipates being able to maintain current and planned operations for the next 12 months.

8.	We note your disclosure that no funds remain available to Avantair under its debt facility with CNM. Please revise to disclose the balance outstanding under the debt facility, the total amount of the debt facility, and the reasons that no funds remain available.

Response: We have revised the disclosure in the section entitled “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF AVANTAIR – Liquidity And Capital Resources —” on page 107 to disclose the balance outstanding under the debt facility, the total amount of the debt facility, and the reasons that no funds remain available.

Unaudited Pro Forma Condensed Combined Financial Statements, pages 114-122

9.	We note your response to prior comment 32 and that you have given consideration to the contingent shares which may be granted in the future to former Avantair stockholders within your analysis of relative voting rights after the combination. Explain to us how you have considered the guidance in paragraphs 25 through 28 of SFAS 141 in concluding that it would be appropriate to include the effects of contingently issuable shares in your analysis under paragraph 17a. of SFAS 141. Please tell us how your analysis of relative voting rights would change should contingently issuable shares be excluded and what impact this has on your overall consideration of identifying the acquiring entity.

Response: We have reviewed SFAS No. 141, paragraphs 17 and 25 – 28. We acknowledge that, under GAAP, the contingent shares are not includable in the purchase price until the related contingencies are resolved and, accordingly, are not included in the analysis of relative voting rights upon consummation of the acquisition. However, given that 10.5 million shares are contingently issuable, compared to 6.7 million shares issuable to Avantair stockholders at closing and 8.4 million shares of Ardent outstanding prior to the acquisition, we believe it is important not to ignore this fact as part of the overall consideration of the accounting for the acquisition. Specifically, we believe the contingent shares are an important element in understanding of the economic aspects of the acquisition negotiated between Ardent and Avantair and the potential control of the combined company that Avantair’s stockholders may achieve in the short term.

We have modified our disclosure in the section entitled “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS” on page 118 to eliminate specific mention of percentages in relative voting rights which include scenarios with the contingent shares, but have continued to include the potential for the 10.5 million contingent shares as a fact considered in Ardent’s overall analysis of the quantitative and qualitative factors in arriving at its conclusion regarding the accounting treatment.

10.	We note in your response that Avantair has the right to appoint a majority of the members to the board of directors. Tell us how many, if any, of these members are required to be independent. Additionally, tell us whether you considered if the domination of the board of directors by Avantair is other than temporary in determining that the ability of the company to elect a majority of the board of directors is a substantive right.

Response: Of the seven members of Ardent’s board of directors upon consummation of the transaction, four will be nominated by Avantair’s stockholders and three will be nominated by Ardent’s initial stockholders. Two of each group’s nominees will be independent directors. Therefore, Avantair-affiliated nominees will have a two-to-one advantage over Ardent-affiliated nominees on the initial board of directors of the combined company.

The two non-independent Avantair directors will be affiliated with the combined company in the capacity of CEO and CFO, each with employment agreements for several years. The two Avantair nominees who will be independent directors are business leaders. Ardent’s non-independent director is currently an officer and director of Ardent with aviation industry experience, while the Ardent independent director nominees are not affiliated with the Company and are not experienced in the aviation industry.

From the closing of the acquisition until 60 days following the filing of the combined company’s Form 10-K for its fiscal year ending June 30, 2008, Ardent’s initial stockholders and Avantair’s stockholders have agreed to vote their respective shares for each other’s nominees. Accordingly, the representation noted above on the board of directors will exist at least through such date. Further, the timing for expiration of voting agreement corresponds with periods in which contingently issuable shares may be issued. As a result, if such contingent shares are issued, Avantair’s stockholders would then continue to control nomination and voting for members of the board of directors.

Therefore, given that (i) two of the Avantair stockholders’ nominees are independent and thus do not necessarily represent the interests of Avantair and (ii) that the board of directors voting arrangement is for no more that two years, we acknowledge that the Avantair stockholders’ ability to nominate a majority of the board of directors is temporary and not a substantive right.

We have modified the disclosure in the section entitled “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS” on page 118 to correctly state the circumstances and indicate that the Avantair stockholders will not control a majority but will have a larger representation of affiliated individuals on the combined company’s board of directors. However, we continue to believe that Avantair stockholders’ ability to nominate a larger director group and their two-to-one advantage in non-independent directors are facts which, when considered and evaluated with the other factors disclosed and described below in our response to comment 11, support our proposed accounting treatment for the acquisition.

11.	We note your added disclosure on page 115 which documents the factors that you considered in determining that Avantair is the accounting acquirer. Please revise this disclosure based upon the above comments. Your response should specifically focus on factors (iv), (v) and (vi). Regarding factor (iv), it appears to us that a 11.4% differential in relative ownership between current Ardent and current Avantair stockholders at the time of acquisition is not a “minimal differential”. Please remove this characterization or tell us how you reached the determination that this differential is minimal or insignificant and provide similar disclosure within the filing.

Response: Management of Ardent and Avantair has undertaken a thorough analysis and given careful consideration to all quantitative and qualitative factors of the acquisition in arriving at its belief that this acquisition is most appropriately accounted for as a reverse acquisition, equivalent to a recapitalization of Avantair for the net monetary assets of Ardent. We continue to believe a reverse acquisition to be appropriate as the substance and intent of the design of this transaction is that of a financing of Avantair and not a forward purchase by Ardent.

In reaching this determination, significant consideration has been given to the following:

•	There will be no change in the business operations of Avantair upon consummation of the acquisition. Ardent has not pursued this acquisition with the intent of changing the operations and business plan of Avantair. Consequently, the business plan and strategy of the combined company after the acquisition will remain intact as the business plan of Avantair, with little to no changes expected.

•	The ongoing officers and senior management of the combined company after the transaction will be the officers and senior management of Avantair. Ardent’s officers will not be involved the in day-to-day management of the combined company.

•	The Avantair stockholders will have two affiliated directors consisting of the CEO and CFO on the combined company’s board of directors compared to one Ardent-affiliated director with aviation industry experience who was on the board of Ardent prior to the acquisition. The balance of the board of directors of four will be independent directors, with two nominated by the Avantair stockholders and two nominated by Ardent’s initial stockholders.

•	The size of Avantair compared to Ardent. The total assets of Avantair approximate $110 million as compared to $38 million for Ardent as of September 30, 2006. With the exception of $1.6 million of interest income earned, Ardent has not had any revenues since its inception and only incurred approximately $800,000 of operating expenses since its inception in September 2004. In contrast, Avantair recognized $48.4 million of revenue for the year ended June 30, 2006 and $68.0 million in operating expenses for the year ended June 30, 2006. Avantair has 264 employees as of September 30, 2006. These employees, in general, will continue with the combined company with little or no disruption. In contrast Ardent will not have any employees employed by the combined company after the acquisition.

•	Upon consummation of the acquisition, the Avantair stockholders will own 44.3% of the combined company, compared to 55.7% for Ardent stockholders, a differential of approximately 11.4%. If public stockholders owning 19.99% of Ardent’s common stock vote against the acquisition, the Avantair stockholders will then own 48.8% of the combined company, compared to 51.2% for Ardent’s stockholders, a differential of approximately 2.4%.

•	Considering the impact of potentially dilutive securities outstanding at the time of consummation of the acquisition on ownership, and assuming use of the treasury stock method, which would assume the buy back by the combined company of dilutive securities upon exercise, the Avantair stockholders’ ownership of the combined company would change as follows:

•	Publicly quoted price of $6 per share – the Avantair stockholders would then own approximately 38.2% of the combined company, or approximately 41.4% if public stockholders of 19.99% of Ardent’s common stock seek conversion at closing, due to the assumed buy back of 11,788,333 shares.

•	Publicly quoted price of $8.50 per share – the Avantair stockholders would then own approximately 32.1% of the combined company, or approximately 34.3% if public stockholders of 19.99% of Ardent’s common stock seek conversion at closing, due to the assumed buy back of 9,062,353 shares.

•	Under certain circumstances, at any price in excess of $8.50 per share it is probable that dilutive securities would be redeemed and as such we have not contemplated a buy back at a price greater than $8.50 per share.

•	The largest minority stockholder group of the combined company upon consummation of the acquisition will consist of officers and directors of Avantair, who will own approximately 16.2% of the combined company after the acquisition, or 17.8% if Ardent public stockholders owning 19.99% of Ardent’s common stock vote against the acquisition. The largest expected Ardent stockholder group is comprised of the initial stockholders who currently own 1.5 million shares, which would represent approximately 9.8% of the combined company after the acquisition, or 10.8% if Ardent public stockholders owning 19.99% of Ardent’s common stock vote against the acquisition.

When contemplating the impact of potentially dilutive securities as described immediately above, the Avantair minority stockholder group would continue to be the largest minority group with (i) assuming a publicly quoted price of $6 per share, an ownership of approximately 14.0% of the combined company, or approximately 15.2% if public stockholders of 19.99% of Ardent’s common stock seek conversion at closing and (ii) assuming a publicly quoted price of $8.50 per share, approximately 11.6% of the combined company, or approximately 12.4% if public stockholders of 19.99% of Ardent’s common stock seek conversion at closing.

In addition to the Avantair minority stockholder group, two individual Avantair stockholders will have significant holdings owning 6.1% and 4.9%, respectively, of the combined company immediately after the acquisition or 6.7% and 5.4%, respectively, of the combined company if Ardent public stockholders owning 19.99% of Ardent’s common stock vote against the acquisition.

•	Up to 10.5 million shares of Ardent common stock are contingently issuable to the Avantair stockholders upon the achievement of certain performance and/or market conditions. If such shares are issued, the Avantair stockholders would most likely hold majority ownership of Ardent two years following the acquisition.

Based on our evaluation of all the facts and circumstances associated with the acquisition, including the factors described above, we believe the preponderance of the factors are indicative of Avantair being deemed as the accounting acquirer in the acquisition, and accordingly we have reflected the accounting treatment as a recapitalization of Avantair. If one were to disregard the potential for the contingent shares as a factor, we would continue to believe this conclusion to be appropriate, because the management, operational, board representation advantage and minority stockholder group factors presented above are strongly indicative of Avantair being the accounting acquirer. Further, while the Ardent stockholders will own a majority of the shares upon consummation of the acquisition, with the exception of the Ardent initial stockholder group noted above, we believe the balance of the Ardent stockholders and holders of dilutive securities to be a disbursed group of non-affiliated investors and accordingly expect such group to be passive and not an organized group which could reasonably be expected to act together in promoting business strategy and objectives.

We have updated our disclosure in the section entitled “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS” on page 118 to affirm our determination of Avantair as the accounting acquirer in the acquisition, to specifically remove the characterization of the relative ownership difference as a “minimal differential”, to enhance the discussion of continuity of management, continuity of operations, business plan, advantage in board representation and to acknowledge the contingent share consideration as a factor considered but remove such shares from voting percentage discussions.

Financial Statements

Avantair, Inc. and Subsidiary

Note 1 - Nature of Business and Basis of Presentation, page F-8

12.	We note your response to prior comment 35 and your indication of why you believe the definition of common control was met when accounting for the contribution agreement between Avantair and Skylines in 2004. However, we disagree with your conclusion that common control existed based upon the factors presented unless there is an existing contemporaneous written agreement to vote in concert. An existing contemporaneous written agreement to vote in concert is not the same as a history of past agreement when entering into contractual arrangements or correspondence documenting cooperation or intention. As such, please revise your Avantair financial statements in an amended filing, as appropriate, or explain to us why no revision is necessary. Reference is made to EITF 02-5.

Response: There is an existing contemporaneous written agreement pursuant to which stockholders of Skyline and Avantair agreed to vote in concert.

The stockholders of Skyline entered into a shareholders’ agreement on May 5, 2003. Skyline’s ownership interests were held as follows:

CNM, Inc.	50 shares
Steven Santo	20 Shares
Anthony Vitale	10 Shares
Elliott Ward	10 Shares
William Giarusso	10 Shares

Pursuant to the May 2003 shareholders’ agreement, the stockholders agreed to vote in concert with respect to several critical governance issues: (i) to vote all of their stock for the election of the Board of Directors of Skyline as set forth on Schedule B of such shareholders’ agreement; (ii) that, for so long as the stockholders or their permitted transferees hold 70% of the shares, such Schedule B may not be amended with less than 70% of the shares entitled to vote in the election of directors; (iii) that a unanimous vote of the board of directors was required to transact business of Skyline; (iv) that so long as the stockholders own 10% of the shares, and unless at least 70% of the stockholders consent, no stockholder shall take any action which would change the number of members of the board of directors; (v) no director may be removed except with the consent of the holders of 100% of the stock; (vi) that the stockholders and directors shall not allow the sale of substantially all of Skyline’s assets or allow Skyline to enter into a merger agreement with another entity or other agreement involving substantially all of Skyline’s assets in a transaction or series of related transactions or the liquidation or reorganization of Skyline.

Avantair was formed in July 2003. At that time, Avantair and Skyline were managed by the same management team and had the same stockholders - CNM, Steven Santo, Anthony Vitale, Elliott Ward and William Giarrusso. In April 2004, in concert with the combination of Avantair and Skyline, an additional insider stockholder, Jeffrey Kirby, was added, who owned 15% of the common interest and 20% of the voting interest.

The Avantair stockholders agreement, dated April 2004, contained a contemporaneous written agreement to vote in concert with respect to several critical governance issues similar to those set forth in the Skyline shareholders’ agreement. Specifically, the stockholders agreed in the April 2004 stockholders agreement: (i) to vote all of their stock for election of the board of directors in accordance with the appointment rights provided in the stockholders agreement; (ii) that the appointment rights for directors would remain in place provided the holdings of the two largest stockholders were not significantly diminished; (iii) a 75% vote of directors would be required to conduct company business; (iv) the size of the board could not be changed without the approval of holders of 75% of Avantair’s voting stock; and (v) no director could be removed without the approval of 75% of Avantair’s voting stock.

Please note that CNM, Inc. owned 50% of the voting ownership interests of each of Skyline and Avantair. While a fraction less than “majority ownership,” for all practical purposes CNM had control of each of Skyline and Avantair.

We would also like to note that as a result of the operating activities of Avantair and Skyline being combined, Avantair effectively assumed all of the obligations of Skyline in July 2003, including the payroll of both Skyline and Avantair. CNM, the 50% stockholder in each of Skyline and Avantair, provided to Avantair a $20 million debt facility (the only source of capital to both companies) contemporaneous with the formation of Avantair which was used immediately to begin funding the obligations of the combined operation. Skyline was effectively no longer operating except for its only ongoing purpose which was to collect account receivables which accrued prior to July 2003.

Notwithstanding any of the above, the Company has concluded that there would not be a material difference between accounting for Avantair’s acquisition of Skyline’s assets as a purchase as opposed to accounting for such acquisition using the carryover basis method of accounting for the reasons set forth immediately below.

Avantair examined the following relevant issues: (i) whether as a result of the acquisition of Skyline’s assets, goodwill would need to be recognized in Avantair’s financial statements for fiscal year 2004, (ii) whether the assets of Skyline should be adjusted to their fair values and (iii) whether Skyline had any other identifiable intangible assets or any liabilities that needed to be recorded.

In connection with the acquisition of Skyline’s assets, there was no cash consideration paid to the Skyline stockholders. If purchase accounting had been used, therefore, the amount of goodwill to be recognized at the date of acquisition would be equal to $2,200,000, the amount by which Skyline’s liabilities exceeded its assets at July 1, 2003 and after restating Skyline’s historical financial statements to give effect to EITF 00-21. However, an evaluation of the carrying value of goodwill at June 30, 2004 would indicate that the goodwill was impaired and would have to be written off during fiscal year 2004, which would result in Avantair having the same stockholder deficiency as Avantair in fact reported in its financial statements as of June 30, 2004. Thus, the financial statements of Avantair for fiscal year 2004 would not be changed if the Skyline acquisition were accounted for as a purchase.

Avantair has concluded that (i) the carrying value of Skyline’s assets approximates their fair values and (ii) Skyline had no unrecognized intangible assets at the time of the acquisition. Avantair examined whether any of Skyline’s assets would have been revalued at the time of the acquisition. None of Skyline assets should have been revalued at the time of such acquisition, including, without limitation, Skyline’s most significant assets – its two aircraft. Avantair concluded that the book value of the two aircraft ($2,075,000) was equivalent to the fair value of such aircraft at the time of the acquisition based on a review of industry publications such as “Aircraft Value Reference”. Therefore, the financial statements of Avantair for fiscal year 2004 would not be changed due to allocation of goodwill or the need to recognize intangible assets if the Skyline acquisition were accounted for as a purchase.

For the reasons discussed above, we believe that no revision to Avantair’s financial statements is necessary.

In submitting this comment response letter, Ardent has authorized me to acknowledge on its behalf that (i) Ardent is responsible for the adequacy and accuracy of the disclosure in the Schedule 14A, (ii) staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and (iii) Ardent may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Michael S. Poster (212-940-6774) or David H. Landau (212-940-6608) should you have any questions.

Very truly yours,

/s/ Michael S. Poster
Michael S. Poster

Cc:	David Roberts, Esq.
Barry J. Gordon
Marc H. Klee
Howard S. Jacobs, Esq.
David H. Landau, Esq.
Richard Salute